Exhibit 19.2

AXIS Capital Holdings Limited (the “Company”)
Trading Policies and Procedures
These policies and procedures govern repurchases of the Company’s equity securities (“Repurchases”) authorized from time to time by the Board of Directors (the “Board”) of the Company to help ensure that such Repurchases are not made, or a share repurchase plan is not adopted, when the Company is in possession of material non-public information concerning the Company (“MNPI”).
1.Policy. It is the Company’s policy that no Repurchases may take place outside an open trading window1 or when the Company is otherwise in possession of MNPI, other than Repurchases made pursuant to a Rule 10b5-1 plan or otherwise in compliance with applicable law.

2.Trading Activity. Any Repurchases, or the adoption of a Rule 10b5-1 plan to effect Repurchases shall be subject to the following procedures:

a.The adoption of a Rule 10b5-1 Plan shall be subject to prior written approval by the General Counsel. The General Counsel shall take such steps as he or she deems reasonably necessary to ascertain that the Company is not in possession of MNPI at the time of plan adoption, including but not limited to consulting with other members of senior management (each, an “Authorized Officer”) and/or legal counsel.

b.To the extent such Repurchases are not pursuant to a Rule 10b5-1 plan, if at any time during the period such Repurchases are scheduled to take place, the General Counsel or any Authorized Officer become aware of any MNPI, they shall notify the relevant employee(s) at the Company responsible for effecting Repurchases as soon as practicable to suspend such Repurchases.

-Once the General Counsel and such Authorized Officer are satisfied that, to their knowledge, the Company is no longer in possession of MNPI, they shall notify the relevant employee(s) that the Company may resume its Repurchases.

3.Recordkeeping. The General Counsel shall maintain a record of the communications referred to in these policies and procedures in compliance with the Company’s recordkeeping policies.
1 The General Counsel will determine the commencement date and length of each trading window. Trading windows will generally commence on the third business day following the release of the Company’s annual or quarterly earnings and stay open for 45 calendar days.

4.Training. Company directors, officers and employees who are involved in the Company’s securities trading activities shall be provided training on these policies and procedures consistent with the Company’s employee training policies.

5.Modification or Waiver. These policies and procedures may be modified, and specific requirements therein may be waived, subject to approval by the General Counsel if he or she deems such modifications or waivers are appropriate based on particular facts and circumstances, and in compliance with applicable law.

6.Amendments. These policies and procedures must be reviewed periodically as determined by the General Counsel. Any material amendments to these policies and procedures shall require the approval of the General Counsel.